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SECURIT 14040282 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MLV & CO. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK (City) NEW YORK (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY BOWMAN (212) 542-5881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

OATH OR AFFIRMATION

I, DEAN COLUCCI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MLV & CO. LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL DEPALMA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DE5024985
Qualified in Nassau County
My Commission Expires 3/21/2014

Daniel DaPalma
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

MLV & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

MLV & CO., LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
MLV & Co., LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of MLV & Co., LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MLV & Co., LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2014

MLV & CO., LLC
DECEMBER 31, 2013
STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$ 2,299,284
Due from clearing broker	146,241
Clearing deposit	100,228
Accounts receivable	1,615,926
Securities owned, at fair value	875,171
Fixed assets - net of accumulated depreciation of $271,601	476,400
Other assets	364,793
Total Assets	$ 5,878,043

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,703,484
Deferred rent liability	136,803
Total Liabilities	2,840,287
Commitments and Contingencies	
MEMBERS' EQUITY	
Members' Equity	3,037,756
Total Liabilities and Members' Equity	$ 5,878,043

The accompanying notes to the financial statements are an integral part of this statement.

MLV & CO., LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization
MLV & Co., LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of Delaware in 2009 and commenced operations in March 2010. The Company is a boutique investment bank and institutional broker-dealer. The Company specializes in At-the-Market issuance ("ATM"). The company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Government and Other Regulations
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition
Investment Banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

ATM fees and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Clearing Arrangements
The Company has a clearing agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to provide execution and clearing services on behalf of its customers on a fully-disclosed basis. All customer records and accounts are maintained by Merrill Lynch. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization. At December 31, 2013, there was a balance due from Merrill Lynch of $146,241, which represents commissions earned but not yet transferred to the Company.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued):

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimated.

Income Taxes

The Company, as a single member limited liability, is considered a disregarded entity for federal and state income tax purposes. In prior years, the Company was taxed as a partnership and while not subject to federal and state income taxes, the Company was subject to New York City unincorporated business tax.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has not recognized in this statement of financial condition any interest or penalties related to income taxes, and has no material unrecognized tax benefits. Tax returns since inception are subject to examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Fair Value Measurements

The Company carries its investments at fair value. ASC 820, "Fair Value Measurements and Disclosure," defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

MLV & CO., LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value Measurements (continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2013:

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$875,171	$-0-	$875,171	$-0-
	$875,171	$-0-	$875,171	$-0-

Cash
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. In the event of a financial institution's insolvency, the recovery of cash may be limited.

Accounts Receivable
Accounts receivable are stated net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management. Receivables are written off when management determines they are uncollectible.

2. FIXED ASSETS:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; leasehold improvements are capitalized over the shorter of its useful life or lease term.

Fixed assets consist of the following at December 31, 2013:

Computer and furniture	$ 662,192
Leasehold improvements	85,809
	748,001
Less: Accumulated depreciation and amortization	(271,601)
	$ 476,400

3. COMMITMENTS AND CONTINGENCIES:

Office Leases

The Company leases six premises for office space. The Company's main premise is under a lease which will expire March 31, 2015. The five remaining satellite offices are under leases which will expire from July 7, 2014 through October 31, 2016. The Company's minimum aggregate rental commitments, over the terms of the leases, are as follows:

Year	Amount
2014	$ 1,643,266
2015	507,994
2016	88,528
	$ 2,239,788

The Company has established a standby letter of credit that expires December 1, 2014, in the amount of $21,600, to secure the lease for a satellite office which is collateralized by a bank account.

4. FINANCIAL INSTRUMENT WITH OFF-BALANCE-SHEET RISK:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

5. NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company had net capital of $1,009,291, which was $759,291 in excess of its required net capital of $250,000. The Company's net percentage ratio was 267.86%.